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Tel: (604) 696-3000
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Toronto Stock Exchange: G   **New York Stock Exchange: GG**

(All Amounts in $US unless stated otherwise)

GOLDCORP MEETS 2011 FORECAST GOLD PRODUCTION AND CASH COSTS; FIVE-YEAR GOLD PRODUCTION GROWTH PROFILE INCREASES TO 70%

VANCOUVER, BRITISH COLUMBIA, JANUARY 9, 2012 – GOLDCORP INC. (TSX: G, NYSE: GG) today announced 2011 gold production and provided production and cash cost guidance for 2012 and the five-year period ending 2016.

Highlights

- Total 2011 gold production of 2.51 million ounces.
- Fourth quarter 2011 gold production totaled 687,900 ounces.
- Total 2012 gold production forecast of 2.6 million ounces, including first production from Pueblo Viejo.
- Five-year gold production forecast increase of 70% to 4.2 million ounces in 2016.
- Total cash costs expected to remain below $400 per ounce over the next five years.
- Decision to commence construction of El Morro; first production expected in 2017.

Goldcorp's year-end financial statements are scheduled to be released on February 15, 2012. The final calculation of operating costs has not yet been completed, but total cash costs[(1)] for all of 2011 are expected to be approximately $220 per ounce of gold on a by-product basis and approximately $530 per ounce of gold on a co-product basis, meeting guidance on both measures.   The Company ends the year with approximately $1.7 billion in cash.

"Very strong gold production in the fourth quarter of 2011 underscores the overall high quality of our mine portfolio," said Chuck Jeannes, President and Chief Executive Officer. "Peñasquito met its production target and continued to emerge as the linchpin of our asset base in 2011, with strong operating cash flow in just its first full year of production.   Also in Mexico, the Los Filos mine achieved record production of 336,500 ounces while continuing with its excellent safety performance.   Red Lake in 2011 remained the anchor of our overall gold production at very low cash costs while Porcupine and Musselwhite mines in Ontario provided stable production and exciting exploration results. In Guatemala, the last year of open pit mining in the highest grade portion of the pit at Marlin resulted in record gold production of 382,400 ounces.

"Our forecast gold production of 2.6 million ounces in 2012 will be driven by another strong year throughout the portfolio, while significantly increased production at Peñasquito will be offset by lower production at Marlin as the mine transitions to 100% underground mining. Year over year growth in our overall production target comes from new gold production from the Pueblo Viejo joint venture in the Dominican Republic but at a significantly reduced level due to previously reported project delays. Consistent production levels at other mines throughout the portfolio will create a stable foundation for the years ahead.

"We begin 2012 with the primary drivers of Goldcorp's outstanding growth profile well-positioned to contribute steady, regular growth in gold production over the next several years.   During 2011, exploration success led to significantly expanded production expectations at Cerro Negro in Argentina and Éléonore in Quebec. Looking beyond our five-year 70% growth forecast, the decision to proceed with construction of the El Morro project in Chile ensures that another major source of new production will come on stream to supplement our growth profile over the longer term.

"Goldcorp's increasing production profile and balance sheet strength affords us the flexibility to fund our operations and projects internally while also returning value to shareholders in the form of increasing dividends.   This combination of strong, achievable growth and a meaningful dividend creates a highly differentiated investment proposition in the gold industry and a key competitive advantage for Goldcorp as we begin 2012."

Goldcorp also provided cash cost guidance for the 2012 year.   The Company expects to produce approximately 2.6 million ounces of gold at a total cash cost of $250 to $275 per ounce on a by-product basis and $550 to $600 per ounce on a co-product basis. Forecast 2012 silver production of approximately 34 million ounces (including approximately 26 million ounces at Peñasquito) would place Goldcorp among the largest silver producers in the world.   Copper production is forecast at approximately 110 million pounds; zinc production is expected to be approximately 400 million pounds and lead production is forecast at approximately 180 million pounds.

Assumptions used to forecast total cash costs for 2012 include: $1,600 per ounce for gold; by-product metals prices of $34.00 per ounce silver; $3.50 per pound copper; $0.90 per pound zinc; $0.90 per pound lead, an oil price of $95 per barrel and the Canadian dollar and Mexican peso at $1.00 and $13.00 respectively to the US dollar. The Company continues to evaluate opportunities to contain input costs and minimize foreign exchange risk through the hedging of both diesel and currencies. For year-over-year comparative purposes, using actual metals prices and foreign exchange rates realized in 2011, Goldcorp's by-product cash costs for 2012 would be forecast at $235 per ounce of gold. Mine-by-mine actual 2011 gold production results and estimated 2012 gold production are as follows:

Mine	2011 Production	2012 Forecast
Red Lake	622,000	650,000
Peñasquito	254,100	425,000
Los Filos	336,500	345,000
Musselwhite	242,600	270,000
Porcupine	273,100	265,000
Marlin	382,400	210,000
Alumbrera (37.5%)	133,500	140,000
Pueblo Viejo	0	85,000
El Sauzal	100,500	80,000
Marigold (66.7%)	102,500	75,000
Wharf	67,500	55,000
Total	**2,514,700**	**2,600,000**

Canada

At Red Lake, production is expected to benefit from an increase in tonnes mined from lower-grade zones consistent with the Company's long-term initiative to utilize excess milling capacity. The focus in the year ahead will remain on enhancing the overall flexibility of the High Grade Zone (HGZ) through continued investments in development.

Construction of the 5-kilometre haulage drift to connect the Cochenour shaft with the Red Lake mine on the 5400 foot level has advanced to a completion level of more than 36% at the end of 2011 and targeted for 66% completion by year-end 2012. Upon completion, the drift will enable ore from the Cochenour/Bruce Channel deposit to be hauled directly to the Red Lake mine for processing at the existing mill facilities. Forecast life-of-mine gold production from Cochenour is approximately 250,000 to 275,000 ounces per year at low cash costs commencing near the end of 2014. During 2012, exploration drilling from the haulage drift will continue to test the unexplored ground at depth in the heart of the prolific Red Lake gold district.

At Porcupine in Ontario, the Hoyle Pond Deep project continued advancing toward shaft sinking in the first quarter of 2012 in an effort to target newly discovered zones of gold mineralization. Exploration at Hoyle Pond remains focused on lateral and depth extension of current mineralized zones, as well as expansion of the TVZ zone. This zone has been successfully extended up-dip and remains open at depth and to the east. Seven drills on surface continued to intercept mineralized zones similar to those found at depth with positive results throughout 2011. The Company also announced today approval for the Hollinger open pit project near the Porcupine complex in Timmins. The $75 million construction phase for the project has begun and will continue for a period of 12-18 months, with initial focus on equipment procurement, installation of the dewatering system, site clearing, and development of the five-kilometre haulage road between the Hollinger site and the Dome mill. The mine is expected to begin production in the third quarter of 2012.

At Musselwhite in Ontario, increased production in 2012 will be driven by increasing grades in the PQ Deeps. Exploration drilling continued to focus on the underground extension of both the Lynx zone discovery and PQ Deeps resources. The Lynx resource has been extended 200 metres north and 100 metres to the south of the resource boundary, with mineralization open along strike and up- and down-dip. Underground drilling in the PQ Deeps has extended the resource 200 metres north of the resource boundary and remains open along strike. Surface drilling on the north shore of Opapamiskin Lake continues to investigate the projection of the Lynx zone.

Upon reaching initial gold production in late 2014, Éléonore in Quebec will be a sustained source of large, low-cost gold production in one of the most stable mining jurisdictions in the world. A February 2011 pre-feasibility study update significantly expanded the gold production profile through a development plan that will access the Roberto deposit through two shafts and feed mill throughput of 7,000 tonnes per day. In November, the Environmental and Social Impact Assessment permit was received, and full construction is now well underway. Over 46,000 metres of surface diamond drilling was completed in 2011 aimed at in-fill drilling in the central portion of the ore body and to test high-grade results to the north. The exploration ramp has now advanced 831 metres in length, the completion of which will provide drilling locations for further resource definition. The exploration shaft has reached a depth of 640 metres with completion to a full 718 metre depth targeted for the second quarter of 2012.

Mexico

At Peñasquito, both 50,000 tonne-per-day SAG lines are routinely operating at capacity. During the month of December throughput reached an average of 107,000 tonnes per day and reached a new record of 140,000 tonnes on December 26. The supplemental ore feed system to supply pebble feed to the 30,000 tonne-per-day high pressure grinding roll (HPGR) circuit will be completed shortly and hauling of additional material to the tailings dam walls is now complete. Ramp-up to full 130,000 tonne-per-day design throughput remains on track for the end of the first quarter of 2012. With mining progressing deeper into the heart of the sulphide ore body, higher grades and throughput rates are expected to drive a significant production increase in the year ahead. With expected production of 425,000 ounces of gold, Peñasquito is forecast to become Mexico's largest gold producer and the Company's largest generator of cash flow in 2012.

Construction of an in-pit crushing and conveying (IPCC) system is progressing well and commissioning of the system is expected to commence in the second half of 2012. The IPCC system will result in operating cost savings compared to truck haulage.

During 2011, successful exploration and development work continued at Camino Rojo, an advanced-stage project near Peñasquito. Over 77,000 metres were drilled during the year, including 132 resource expansion and in-fill core holes, plus 38 condemnation holes in anticipation of site facilities. Bulk samples have been shipped to Peñasquito for metallurgical column tests and an updated resource block model has now been completed. At Noche Buena, another advanced-stage district project near Peñasquito, new exploration drilling has confirmed structurally controlled higher grade mineralization trends within the resource envelope. Follow-up drilling has been planned in 2012 to in-fill and expand the resource along these trends.

Los Filos mine in Guerrero state will continue to be a major contributor to Goldcorp's overall production profile in 2012. Gold production is forecast to increase slightly to 345,000 ounces. Exploration success continues to support the potential for significant additions in gold reserves at Los Filos over the longer term.

Central and South America

At Marlin in Guatemala, production in 2012 will decline consistent with the planned transition to an exclusively underground operation as mining in the primary open pit is now complete. Stockpiled material with an average grade of approximately 1.1 grams per tonne is expected to make up approximately 40% of the mill feed at Marlin in 2012. The development of recent high grade discoveries in the West Vero zone will continue, with first production expected in the second half of 2012. Exploration success continues at the Delmy vein discovery adjacent to current underground mining operations. Access to the vein has been developed at three levels and two ventilation raises to the surface have been completed. Mining of the Delmy vein, which remains open along strike and at depth, began in late 2011 and is expected to contribute to Marlin production throughout 2012.

Gold production from Pueblo Viejo, the 40% owned gold project in the Dominican Republic operated by Barrick, is expected to contribute slightly to the Company's overall 2012 production profile starting in mid-2012, with a subsequent ramp-up to a forecast annual average of 415,000 to 450,000 ounces of gold in the first five years of full production at cash costs of less than $350 per ounce. Project construction is more than 85% complete following a delay caused by damage to the partially constructed starter tailings dam facility due to a heavy rainfall event in May 2011. Remediation of the starter tailings dam continues to progress, with the joint venture in receipt of all necessary approvals to allow construction of the dam to its full height. As part of a longer-term, optimized power solution for Pueblo Viejo, a plan is underway to build a dual-fuel power plant at an additional cost to construct of approximately $300 million (100%) to the joint venture (or $120 million representing Goldcorp's 40% share). The new plant is expected to provide lower cost, longer term power to the project.

Following Pueblo Viejo, the high grade Cerro Negro deposit is positioned to be the next source of new gold production for the Company in 2013. The project includes several high-grade veins located on the low-elevation Patagonian plains of southern Argentina. With production expected to average approximately 550,000 ounces of gold in its first five full years of production, Cerro Negro is well-positioned as Goldcorp's next cornerstone gold mine. The development plan for Cerro Negro includes plant throughput of 4,000 tonnes per day and allows for concurrent mining from multiple veins. With the December 2011 approval of the amended Environmental Impact Assessment (EIA) by the Provincial authorities in the Santa Cruz province, mining will initially take place in the Eureka, Mariana Central and Mariana Norte veins. Development of the Eureka vein continues to advance on schedule and development of the Mariana Central and Mariana Norte veins has commenced.

The Company also announced today that the Goldcorp Board of Directors has approved a decision to proceed with construction of the El Morro copper-gold project in Chile. Construction will commence in September, 2012 following the end of winter and extend over a five-year period at a capital cost of $3.9 billion. Development activities in 2012 will include access road construction, engineering, equipment procurement and exploration. Drilling will focus on additional condemnation for site infrastructure and testing potential extensions of the La Fortuna deposit. Initial production is expected in 2017 with full production expected in 2018. Over its 17-year mine life, El Morro is expected to produce an average of over 210,000 ounces of gold and 200 million pounds of copper per year to Goldcorp's account. Life-of-mine cash costs are expected to be approximately ($700) per ounce of gold on a by-product basis and approximately $550 per ounce of gold on a co-product basis. Metals price assumptions used to calculate average life-of-mine El Morro cash costs are $1,200 per ounce of gold and $2.75 per pound of copper.

The El Morro project is located in the Huasco Province, Atacama region of northern Chile, approximately 800 km north of Santiago. The project currently comprises mining and milling of sulphide copper and gold ore from the La Fortuna mineral deposit. Current open pit proven and probable mineral reserves on a 100% basis total 537 million tonnes at 0.52% copper and 0.49 grams per tonne gold (6.1 billion pounds copper and 8.4 million ounces gold) and will support a 90,000 tonne-per-day concentrator. Plant design includes a crushing plant, semi-autogenous grinding (SAG) circuit, rougher flotation and regrind circuit, and cleaner and scavenger flotation banks. Additional project-related infrastructure includes a desalination plant, power plant and concentrate filtration plant. The construction of a new access route to the Pan American highway from the project is also planned. This access route will also serve as the concentrate and water pipeline route, and the preferred location for the project power line. Water supply is planned to be sourced from a reverse-osmosis desalination plant, to be constructed approximately 60 kilometres north of Huasco. The projected desalination plant will produce 740 litres per second of agricultural-quality water, which will be conveyed to site along a 193 kilometre-long water pipeline. Concentrate will be transferred via pipeline to a concentrate filter plant at the port site for overseas shipment.

Financial Guidance

An estimated $1.7 billion in cash at year-end, an undrawn $2 billion credit facility and continuing strong cash flows in 2012 are expected to provide the necessary flexibility to fund the Company's peer-leading growth profile.

Goldcorp will invest aggressively in 2012 to fund its suite of growth projects, with capital expenditures for 2012 forecast at approximately $2.6 billion of which approximately 60% is allocated to projects and 40% for operations. Major project capital expenditures in 2012 include approximately $500 million at Cerro Negro, $400 million at Éléonore, $350 million at Pueblo Viejo, and $185 million at El Morro.

Spurred by significant exploration successes in and around many of its key properties, company-wide exploration expenditures in 2012 are expected to total approximately $200 million, of which approximately one third will be expensed. Goldcorp's primary focus will remain on the replacement of reserves mined throughout the year and on extending existing gold zones at all of its prospective mines and projects. In addition, investments will be made in enhancing the Company's early-stage exploration pipeline. General and administrative expense is forecast at $160 million which excludes stock option expense estimated to be $90 million for the year. Depreciation, depletion and amortization expense is expected to be approximately $325 per ounce of gold sold subject to the Company finalizing its year-end 2011 reserve and resource calculation. The Company expects an overall effective tax rate of 30% for 2012.

Five Year Forecast

Goldcorp's production profile continues to evolve toward a model comprised of sustained, low-cost gold production from large cornerstone projects. Gold production is forecast to grow approximately 70% over the next five years to 4.2 million ounces in 2016. New projects will make significant contributions to this growth, with first gold production forecast from new projects as follows: Pueblo Viejo, mid-2012; Cerro Negro, second-half 2013; Cochenour, late 2014; Camino Rojo, 2014; Éléonore, late 2014; and El Morro, 2017. Year-by-year gold production is forecast as follows:

Year	Forecast Gold Production
2012	2.6 Million ounces
2013	3.2 Million ounces
2014	3.8 Million ounces
2015	4.0 Million ounces
2016	4.2 Million ounces

At metals prices of $26 per ounce silver, $3.30 per pound copper, $0.90 per pound zinc and $0.90 per pound lead, average by-product cash costs over the five-year period are expected to remain below $400 per ounce over the 5-year plan, positioning the Company for outstanding, sustained margins and cash flows over the long term.

Goldcorp is one of the world's fastest growing senior gold producers. Its low-cost gold production is located in safe jurisdictions in the Americas and remains 100% unhedged.

The scientific and technical information concerning Goldcorp's mineral properties contained herein is based upon information prepared by or under the supervision of Maryse Belanger, Vice President, Technical Services of Goldcorp who is a "qualified person" within the meaning of National Instrument 43-101.

1. The Company has included a non-GAAP performance measure, total cash cost per gold ounce, throughout this document. The Company reports total cash costs on a sales basis. In the gold mining industry, this is a common performance measure but does not have any standardized meaning, and is a non-GAAP measure. The Company follows the recommendations of the Gold Institute standard. The Company believes that, in addition to conventional measures, prepared in accordance with GAAP, certain investors use this information to evaluate the Company's performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

Cautionary Note Regarding Forward-Looking Statements

This press release contains "forward-looking statements", within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of Goldcorp Inc. ("Goldcorp"). Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, silver, copper, lead and zinc, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, hedging practices, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, timing and possible outcome of pending litigation, title disputes or claims and limitations on insurance coverage. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", "believes" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" or the negative connotation thereof.

Forward-looking statements are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performances or achievements of Goldcorp to be materially different from future results, performances or achievements expressed or implied by such statements. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Goldcorp will operate in the future, including the price of gold, anticipated costs and ability to achieve goals. Certain important factors that could cause actual results, performances or achievements to differ materially from those in the forward-looking statements include, among others, gold price volatility, discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries, mining operational and development risks, litigation risks, regulatory restrictions (including environmental regulatory restrictions and liability), activities by governmental authorities (including changes in taxation), currency fluctuations, the speculative nature of gold exploration, the global economic climate, dilution, share price volatility, competition, loss of key employees, additional funding requirements and defective title to mineral claims or property. Although Goldcorp has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.

Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, level of activity, performance or achievements of Goldcorp to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of acquisitions; risks related to international operations, including economical and political instability in foreign jurisdictions in which Goldcorp operates; risks related to current global financial conditions; risks related to joint venture operations; actual results of current exploration activities; environmental risks; future prices of gold, silver, copper, lead and zinc; possible variations in ore reserves, grade or recovery rates; mine development and operating risks; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities; risks related to indebtedness and the service of such indebtedness, as well as those factors discussed in the section entitled "Description of the Business – Risk Factors" in Goldcorp's annual information form for the year ended December 31, 2010 available at www.sedar.com. Although Goldcorp has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Forward-looking statements are made as of the date hereof and accordingly are subject to change after such date. Except as otherwise indicated by Goldcorp, these statements do not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after the date hereof. Forward-looking statements are provided for the purpose of providing information about management's current expectations and plans and allowing investors and others to get a better understanding of our operating environment. Goldcorp does not undertake to update any forward-looking statements that are included in this document, except in accordance with applicable securities laws.

For further information, please contact:

Jeff Wilhoit
Vice President, Investor Relations
Goldcorp Inc.
Telephone: (604) 696-3074
Fax: (604) 696-3001
E-mail: info@goldcorp.com
website: www.goldcorp.com